

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 13, 2015

Kenneth Tan
Chief Executive Officer
7/F., Darton Tower
142 Wai Yip Street, Kwun Tong
Kowloon, Hong Kong

Re: Sino Payments, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed November 5, 2015
File No. 000-53537

Dear Mr. Tan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 1. Business. Overview

History of Sino Payments, Inc., page 5

1. We note your statement that "[a]s of the date of this Annual Report on Form 10-K, we still have not implemented any IP processing services to any customer." We further note your intention to integrate and develop your IP business with the IT and systems development businesses of your VEI CHN subsidiary. It does not appear however, that your IP business or your Global Processing Platform were substantively developed prior to your acquisition of VEI CHN. Please update your business disclosure to more accurately describe the current state of your business operations with an emphasis on specific products or services that you have sold or monetized in the reportable period.

History of Value Exchange Int'l (China) Limited, page 6

2.   Please provide a more detailed description of your individual products and services within your IT business. For example, please describe the actual services provided to customers as part of your POS Retalix system.

Regulations

The 2012 JOBS Act, page 9

3.   Please provide a more detailed discussion of your legal conclusion that Sino Payments, Inc. is an Emerging Growth Company as defined by the Jumpstart Our Business Startups Act of 2012. We note that you filed a registration statement (as China Soaring, Inc.) on Form SB-2 under the Securities Act of 1933 that became effective on November 28, 2007 and that sales were made pursuant to this same registration statement.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, page 19

4.   We note your references to your common stock being currently quoted on the OTC Bulletin Board. It appears however, that your stock is only quoted on the OTC Pink. Please clarify as necessary throughout.

Dividend Policy

5.   Please state the frequency and amount of any cash dividends declared in the two most recently completed fiscal years and in subsequent interim periods of fiscal year 2015. We note that you declared dividends totaling $234,359 for the fiscal year ended December 31, 2013.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Our Business, page 20

6.   Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, please discuss any material trends or uncertainties regarding your integration of your IP and IT businesses format and your overall future business operations. Please refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of

Financial Condition and Results of Operations, SEC Release No. 33-8350. Please also remove duplicative passages that appear to be identical to disclosures placed elsewhere in your registration statement.

Comparison of Year Ended December 31, 2014 and 2013, page 22

7. Please revise and expand your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute an increase in net revenues to "the recapitalization of the Company" and attribute increased general and administrative expenses to "an increase in staff cost." However, you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in the aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed.

8. Please revise to include a complete discussion of 2014 results of operations for VEI CHN compared to 2013 results of operations for VEI CHN, since the acquisition of VEI CHN was a reverse merger and VEI CHN was the accounting acquirer.

Financial Statements

9. We note on page F-8 that the acquisition with VEI CHN was a reverse merger. Since you have accounted for the transaction as a recapitalization of VEI CHHN, please revise the financial statements to include the audited financial statements of VEI CHN for 2013 rather than the financial statements of Sino Payments prior to the reverse merger. Please also revise the description of the reverse merger on page F-8 to state that the financial statements are those of VEI CHN for all periods presented. Please also revise the amounts for 2013 in the notes to the financial statements accordingly.

10. Refer to the risk factor for Going Concern Qualification expressed by our Auditors on page 10. We note that you state that your auditors included a going concern qualification for fiscal year 2014. Please revise to integrate the inclusion of the financial statements of VEI CHN for all periods presented in response to the comment above. Also, please provide a Report of Independent Registered Public Accounting Firm to cover each of the two years in the period ended December 31, 2014 and which includes the prior operations of VEI CHN for 2013.

Note 1 – Organization and description of business, page F-8

11. Refer to the disclosure for Going Concern on page F-9. Please revise accordingly after the financial statements are revised to include the operations of VEI CHN for all periods presented.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2015, June 30, 2015 and September 30, 2015

12.   Please file all interim reports for 2015 pursuant to Article 10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications